Mail Stop 4561

April 15, 2008

VIA USMAIL and FAX (703) 934-3675

Mr. Alan Stewart
Senior Vice President, Chief Financial Officer and Assistant Secretary
ICF International Inc.
9300 Lee Highway
Fairfax, Virginia 22031

> **Re:** **ICF International Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 17, 2008**
> **File No. 001-33045**

Dear Mr. Alan Stewart:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your disclosure on page 12 that the total value of the contract over three years with the State of Louisiana increased from $756 million to $912 million during 2007 and represents approximately 63% of your revenues for fiscal year 2007. Please clarify to us what consideration you gave to discussing within your Management's Discussion and Analysis the total contract value, contract mix, its term as well as the effect this contract is expected to have on your future operating results. In addition, in the year over year comparison, we note that you attribute the fluctuations to the Road Home contract but there is not clarification as to what specific drivers within the contract led to the increases in revenues and costs. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Financial Statements and Notes

Note K – Earnings Per Share, page F-23

2.   Your disclosure states that basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of shares and warrants outstanding. Please tell us your basis in GAAP for including warrants outstanding in your basic EPS calculation.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime G. John, at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief